Exhibit 10.24

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS

DOCUMENT, MARKED BY [***], HAS BEEN OMITTED BECAUSE IT IS BOTH

(I) NOT MATERIAL AND (II) IS THE TYPE THAT THE REGISTRANT TREATS

AS PRIVATE AND CONFIDENTIAL.

EXCLUSIVE COMMERCIALIZATION AGREEMENT

This EXCLUSIVE COMMERCIALIZATION AGREEMENT (this “Agreement”) is made and effective as of June 5, 2025 (the “Effective Date”) by and between Fabre-Kramer Holdings, Inc. (“Fabre-Kramer”), a Delaware corporation, doing business as Fabre-Kramer Pharmaceuticals and having its principal office at 5847 San Felipe St., Suite 2000, Houston, TX 77057, and Aytu BioPharma, Inc. (“Aytu”), a Delaware corporation having its principal office at Denver Corporate Center III, 7900 East Union Avenue, Suite 920, Denver, CO 80237 (each of Fabre-Kramer and Aytu being a “Party,” and collectively, the “Parties”).

WHEREAS, Fabre-Kramer is in the business of developing pharmaceutical products, including the Product;

WHEREAS, Aytu is a specialty pharmaceutical company focused on commercializing novel therapeutics, including a portfolio of products to address central nervous system disorders; and

WHEREAS, the Parties desire to enter into a definitive agreement setting forth the Parties’ respective rights and obligations with respect to Aytu’s exclusive commercialization of the Product in the Territory.

NOW THEREFORE, in consideration of the mutual promises and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
DEFINITIONS

The following terms, whether used in the singular or the plural, shall have the meanings designated to them under this ARTICLE 1 unless otherwise specifically indicated.

1.1    “Active Ingredient” means gepirone hydrochloride.

1.2    “Acquirer” means, with respect to a Party, a Third Party that controls such Party (within the meaning set forth in the definition of Affiliate) as a result of a Change of Control.

1.3    “Affiliate” means any company or entity controlled by, controlling, or under common control with a Party. For purposes of the definition of “Affiliate,” “control” and, with corresponding meanings, the terms “controlled by,” “controlling,” and “under common control with” means (a) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities, participating profit interest, or other ownership interests of a legal entity, or (b) the possession, directly or indirectly, of the power to direct the management or policies of a legal entity, whether through the ownership of voting securities or by contract relating to voting rights or corporate governance.

1.4    “ANDA” means an Abbreviated New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA.

1.5    “Annual Net Sales” means, in relation to Product, the total Net Sales of Product by Aytu, its Affiliates and sublicensees during a calendar year.

1.6    “API Suppliers” means [***].

1.7    “API Supply Agreement” means that certain API Supply Agreement dated [***] between Fabre-Kramer and the API Suppliers.

1.8    “Applicable Laws” means the laws, statutes, rules or regulations applicable to a Party’s activities to be performed under this Agreement including the federal FD&C Act, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), the criminal Health Care Fraud laws (18 U.S.C. §§ 286, 287, 1347, 1349), the PDMA, the Patient Protection and Affordable Care Act of 2010 (42 U.S.C. § 18001 et seq.), the Federal Sunshine Law (42 U.S.C. § 1320a-7h), as amended, the Generic Drug Enforcement Act of 1992 (21 U.S.C. §335a et seq.), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. §§ 17921 et seq.), the exclusion laws (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), state and federal licensure laws, the regulations promulgated pursuant to such laws, the U.S. Foreign Corrupt Practices Act (15 U.S.C. §78dd-1, et seq.), as amended and other laws related to fraud, waste and abuse, anti-corruption and bribery, racketeering, money laundering or terrorism, and any other state or federal law similar to the foregoing.

1.9    “Applicable Senior Officers” means the Chief Executive Officer and/or the Chief Financial Officer of Aytu or his or her designee, and the Chief Executive Officer, Chief Operating Officer and/or Chief Financial Officer of Fabre-Kramer or his or her designee.

1.10    “Aytu COGS” [***].

1.11    “Aytu Fiscal Year” shall be the yearly period starting July 1 and ending June 30, or the respective period if adjusted with the Securities and Exchange Commission in the form of a fiscal year change.

1.12    “Aytu Intellectual Property” means the Aytu Patents and Aytu Know-How.

1.13    “Aytu Know-How” means any and all Know-How other than Developed Technology assigned to Fabre-Kramer hereunder that (a) is Controlled by Aytu and (b) is related to the Product.

1.14    “Aytu Patents” means any patent rights other than Developed Technology assigned to Fabre-Kramer hereunder that is Controlled by Aytu and covers the Product or the manufacture, use or sale of the Product or that otherwise covers Aytu Know-How.

1.15    “Aytu Trademarks” means the relevant Product trademarks for Commercialization of the Product, whether registered or unregistered, that are owned or Controlled by Aytu following the Effective Date.

1.16    “Authorized Generic” means any product that is authorized to be marketed under the Product NDA under a generic product label.

1.17    “Bankruptcy Laws” means Title 11 of the United States Code, 11 U.S.C. §§ 101 1330, as it may be amended from time to time, any successor statute or any applicable state laws relating to bankruptcy, dissolution, liquidation, winding up or reorganization.

1.18    “Business Day(s)” means any day except (a) Saturday, (b) Sunday, or (c) a day that is a federal legal holiday in the U.S.

1.19    “Change of Control” means, with respect to a Person, (a) the acquisition by a Third Party, in one transaction or a series of related transactions, of direct or indirect beneficial ownership of more than fifty percent (50%) of the voting securities, participating profit interest, or other ownership interests of a Person; or (b) a merger or consolidation involving a Person, as a result of which a Third Party acquires direct or indirect beneficial ownership of more than fifty percent (50%) of the voting securities of, or the direct or indirect power, whether through contract relating to voting rights or corporate governance, to direct the management or policies of the surviving Person immediately after such merger, reorganization or consolidation.

1.20    “Clinical Trial” means any clinical testing of Product in human subjects.

1.21    “Commercial Pricing Strategy” has the meaning set forth in Section 2.1(c)(6).

1.22    “Commercialization” or “Commercialize” means, with respect to the Product, activities directed to the preparation for sale of, offering for sale of, or sale of the Product in the Territory, including activities related to Commercial Pricing Strategy, market access, marketing, advertising or Promoting the Product.

1.23    “Commercialization Plan” means the Parties’ commercialization plan for the Product in the Territory provided to the JSC.

1.24    “Commercially Reasonable Efforts” means, with respect to a Party’s obligations under this Agreement, the carrying out of such obligations with a level of effort and resources consistent with the commercially reasonable practices of a similarly situated company in the pharmaceutical industry that would be applied to the commercialization of a pharmaceutical product comparable to the Product at a similar stage of commercialization.

1.25    “Controlled” means, with respect to any item of Know-How or any intellectual property right, that a Party owns or has a license to such item or right and has the ability to grant to the other Party a license or sublicense under such item or right as provided for in this Agreement without violating the terms of any agreement or other arrangement with any Third Party in existence, as applicable.

1.26    “Detail” means a face-to-face contact by a Sales Representative of a Party with a target Healthcare Provider and during which the indicated uses, safety, effectiveness, contraindications, side effects, warnings and other relevant characteristics of the Product are described by the Sales Representative in a fair and balanced manner consistent with the FD&C Act and all Applicable Laws. When used as a verb, “Detail” shall mean to engage in a Detail.

1.27    “Existing Supply Agreements” has the meaning set forth in Section 5.1.

1.28    “Fabre-Kramer Intellectual Property” means the Fabre-Kramer Patents and Fabre-Kramer Know-How.

1.29    “Fabre-Kramer Know-How” means any and all Know-How Controlled by Fabre-Kramer at the Effective Date that is reasonably necessary to make, use, sell, offer for sale, import, market, Promote, develop or Commercialize the Product together with any Developed Technology in which Fabre-Kramer has an ownership interest, but, in each case excluding the Fabre-Kramer Patents.

1.30    “Fabre-Kramer Patent” means any issued patent or pending patent application in the Territory that is Controlled, in full or in part, by Fabre-Kramer at any time during the Term, any patent issuing therefrom, and any continuation, divisional, continuation in part, substitution, reissue, renewal, reexamination, or extension of any of the foregoing patents, that claims or would otherwise be infringed by the Product or the manufacture or use of the Product.

1.31    “Fabre-Kramer Trademarks” means the relevant Product trademarks for Commercialization of the Product, whether registered or unregistered, that are owned or Controlled by Fabre-Kramer as of or following the Effective Date, including the Product trademarks and trademark applications.

1.32    “FD&C Act” means the U.S. Federal Food, Drug, and Cosmetics Act (21 U.S.C. § 301 et seq.), as amended.

1.33    “FDA” means the U.S. Food and Drug Administration.

1.34    “Field” means the treatment of major depressive disorder in adults and any future indication(s) for the Product.

1.35    “Follow On License” has the meaning set forth in Section 8.3.

1.36    “Follow On Product” means a drug product comprising a follow-on compound ([***]) formulated as a pharmaceutical product.

1.37    “Follow On ROFN Period” has the meaning set forth in Section 8.3.

1.38    “Full Royalty Term” means the period commencing on the Product Commercial Launch and ending upon the day following the latest of: (a) expiration (or invalidation) of the last Valid Claim of a Fabre-Kramer Patent covering the Product or the manufacture, use or sale of the Product and for which a good faith claim of infringement could be asserted against an actual or reasonably foreseeable ANDA filer; (b) expiration of all applicable regulatory exclusivity periods, including data exclusivity, with respect to the Product; or (c) Generic Product Commercial Launch.

1.39    “GAAP” means the U.S. generally accepted accounting principles, consistently applied.

1.40    “Generic Product” means an AB-rated pharmaceutical product approved under an ANDA and substitutable for the Product. “Generic Product” excludes any Authorized Generic.

1.41    “Generic Product Commercial Launch” means a commercial launch and the subsequent physical sale of Generic Product in the Territory through commercial channels typically used for broadly distributed generic products, including through at least one national wholesaler, for the purpose of fulfilling Generic Product prescription demand and subsequent dispensing (e.g., at retail pharmacies).

1.42    “[***]” means that certain License Agreement entered into as of [***], by and between Fabre-Kramer and Gepirone Pharmaceutical Partners, L.P., as amended.

1.43    “Healthcare Providers” means physicians and other paraprofessional staff authorized to provide healthcare services, such as nurse practitioners, physician assistants, or another staff member who, under Applicable Law, has the authority to write a prescription.

1.44    “Know-How” means and includes conceptions, ideas, reductions-to-practice, innovations, inventions, patent applications, processes, machines, equipment, compositions of matter, compounds, formulations, products, genetic material, improvements, enhancements, modifications, technological developments, know-how, methods, treatments, techniques, systems, designs, artwork, drawings, plans, specifications, blueprints, works, mask works, software, documentation, data and information (irrespective of whether in human or machine-readable form), works of authorship, and products, in each case whether or not patentable, copyrightable, or susceptible to any other form of legal protection.

1.45    “[***]” means [***].

1.46    “[***]” means Fabre-Kramer’s agreement with [***](“[***]”), a [***], for the manufacture and supply of the Product, dated [***], as amended from time to time.

1.47    “NDA” means a New Drug Application as defined in the FD&C Act and applicable regulations promulgated thereunder by the FDA.

1.48    “Negotiation Period” has the meaning set forth in Section 8.3.

1.49    “Net Sales” means the gross amount invoiced by Aytu, its Affiliates, or sublicensees for the sale of Product to Third Parties, less the following deductions actually allowed or incurred and properly taken and determined in accordance with GAAP, for: (a) normal and customary trade, cash and quantity discounts, credits, price adjustments or allowances for damaged Products, returns, defects, recalls or rejections of Products or retroactive price reductions specifically identifiable to the Product; (b) chargebacks and rebates (or the equivalent thereof, inclusive of patient co-pay coupons, cards or other co-pay assistance program deductions through point-of-care discounting or physical rebate couponing) granted to group purchasing organizations, managed health care organizations or to federal, state/provincial, local and other governments, including their agencies, or to trade customers and other amounts paid on sale or dispensing of the Product or to wholesalers for inventory management programs, or to patients directly; (c) required distribution fees, i.e. for services (such as fees related to services provided pursuant to distribution service agreements with wholesalers and distributors) payable to Third Part(ies) providing distribution services to Aytu, so long as such fees are consistent with the distribution fees payable in respect to other branded prescription products commercialized by Aytu; (d) sales, value-added, excise taxes, tariffs and duties, and other taxes and government charges directly related to the sale, to the extent such items are included in the gross invoice price and actually borne by Aytu, its Affiliates, or sublicensees without reimbursement from any Third Party (but not including taxes assessed against the income derived from such sales); and (e) uncollectible amounts actually written off during the applicable accounting period; provided that such amounts will be re-included in Net Sales when collected if subsequently collected.

1.50    “[***]” means that certain Agreement entered into as of [***], by and between Fabre-Kramer and [***], as amended.

1.51    “OTC Version” shall mean any version of the Product for use in the Field that has been approved by the FDA for sale to customers or patients in the Territory without a prescription.

1.52    “Person” means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization or government or political subdivision thereof.

1.53    “Product” means a drug product containing the Active Ingredient as its sole active pharmaceutical ingredient in any formulation and any dosage strength for all current and future indications at any time before or during the Term, including EXXUA and any other drug product under NDA #021164 or supplements thereof (the “Product NDA”), any Authorized Generic or any OTC Version.

1.54    “Product Commercial Launch” means the physical sale of Product in the Territory through a bona fide, arm’s length transaction to distribute Product into the commercial channel for the purpose of fulfilling Product prescription demand and subsequent dispensing (e.g., at a pharmacy).

1.55    “Product NDA” has the meaning in Section 1.53.

1.56    “Promotion” or “Promote” means (a) those activities customarily undertaken by Sales Representatives in the Territory to encourage the approved use of, increase awareness, improve access to, or encourage the use of the Product, including Detailing, and (b) any other activities customarily undertaken to encourage the approved use of a particular prescription pharmaceutical product, including without limitation, communications to healthcare professionals, healthcare professional peer-to-peer communications, communications to direct customers, consumers, patients, patient families, employers, employees, payors, stakeholders, and group purchasing organizations, communications of product benefits to integrated healthcare delivery networks, the creation and use of Promotional Materials, marketing, meetings and events , trade shows, advocacy activities, including with respect to guideline organizations, and sponsorships, in each case (a) and (b), as set forth in the Commercialization Plan.

1.57    “Promotional Materials” means any and all written, printed, graphic, electronic, audio, video or other materials to be used in connection with any Promotion activities.

1.58    “Reduced Royalty Trigger” has the meaning set forth in Section 7.4(a)(1).

1.59   “Regulatory Approval” means, for the Product, all permissions, approvals, licenses, registrations, authorizations, or clearances of any Regulatory Authority that are necessary for the sale of such Product in the Territory.

1.60    “Regulatory Authority” means the FDA and the authority(ies) that are responsible for granting any FDA approval for the Commercialization of the Product in the Territory.

1.61    “Regulatory Requirements” means (a) all specifications, methods of manufacture, and other information in the Product NDA and thereafter related in any way to Product, and (b) all laws, rules, regulations, applicable regulatory guidance documents, and other requirements of any Regulatory Authority that govern Product, including its manufacture, including but not limited to the requirements set forth in the FD&C Act, the quality system regulation rules set forth in 21 C.F.R. Part 820, and the current good manufacturing practices regulations set forth in 21 C.F.R. § 210 et seq. and 21 C.F.R. §§ 600-610, and in each case, as any of the foregoing may be amended from time to time.

1.62    “Regulatory Submissions” means all applications, filings, dossiers and the like submitted to the FDA and associated with the Product NDA, including any internal records, minutes or informal communications (e-mails and letters) related to discussions with the FDA.

1.63    “ROFN” has the meaning set forth in Section 8.3.

1.64    “Royalty Threshold” has the meaning set forth in Section 7.4(a)(1).

1.65    “Sales Representative” means a Field sales representative who is employed by Aytu or a subcontractor to conduct Promotion and other Commercialization activities with respect to the Product in the Territory pursuant to this Agreement.

1.66    “Supply Price” means an amount, calculated on a quarterly basis, equal to: (a) three percent (3.0%) (subject to the final sentence of this definition below, the “Supply Price Rate”) of Product Net Sales less (b) Aytu COGS in such quarter. If Net Sales of Product exceed Three Hundred Million Dollars ($300,000,000) in an Aytu Fiscal Year, the Supply Price Rate will increase to four percent (4.0%) applied to all Product Net Sales during such Aytu Fiscal Year (and Aytu shall retroactively make a true-up Supply Price payment to Fabre-Kramer as needed so that the increased Supply Price Rate during such Aytu Fiscal Year is applied to all Product Net Sales during such Aytu Fiscal Year). Notwithstanding the foregoing, the Supply Price may not be less than [***].

1.67    “Tax Action” has the meaning set forth in Section 7.6.

1.68    “Term” has the meaning set forth in Section 13.1.

1.69    “Territory” means the United States of America, its commonwealths, territories, and possessions.

1.70    “Third Party” means any Person other than Fabre-Kramer, Aytu and their respective Affiliates.

1.71    “Third Party License Payment” has the meaning set forth in Section 7.4(c).

1.72    “Training Materials” means the materials (which may include written or other recorded, videotaped or Web-based training materials or online training programs) to be used in training Sales Representatives and other personnel, as applicable, regarding the Product, including (i) the scientific basis and indications for the Product, (ii) competitive product knowledge, (iii) permissible communications regarding safety and efficacy claims relating to the Product, (iv) permissible communications related to the Product in accordance with the Product labeling, (v) reporting of adverse events (vi) use of Promotional Materials and (vii) other appropriate topics relevant to the Promotion and Commercialization of the Product.

1.73    “Upstream Agreements” means each of (a) the [***] License Agreement, (b) the [***] Agreement and (c) the [***] Agreement.

1.74    “Valid Claim” means a claim of an issued and unexpired patent or a pending patent application that has not been (a) rejected, revoked or held to be invalid, unenforceable or unpatentable by a court or other authority of competent jurisdiction, from which decision no appeal can be further taken, or (b) finally abandoned, disclaimed or admitted to be invalid, unenforceable or unpatentable, including through reissue or disclaimer; provided that, a claim of a pending patent application shall cease to qualify as a Valid Claim [***] years after the earliest date from which such claim derives priority unless and until such claim issues in a granted patent and such claim otherwise satisfies this definition.

1.75    “Withholding Taxes” has the meaning set forth in Section 7.6.

1.76    “[***] Agreement” means that certain License and Supply Agreement entered into as of [***], by and between Fabre-Kramer and [***], as may be amended from time to time.

ARTICLE 2
GOVERNANCE

2.1    Joint Steering Committee. The Parties’ continuing development of Product (if any) and Commercialization of the Product in the Territory under this Agreement shall be overseen by a Joint Steering Committee (the “JSC”) constituted within [***] days after the Effective Date with responsibilities as described in this ARTICLE 2 and as set forth below.

(a)    Membership. The JSC shall include two (2) representatives from each Party. Promptly following the Effective Date, each Party shall appoint its initial representatives to the JSC. Each Party may replace its JSC representatives at any time by providing [***] days’ notice to the other Party. Aytu will designate one of its representatives as the chairperson of the JSC. The chairperson shall not have powers or authority beyond those of any other member of the JSC, but will be responsible for scheduling meetings, preparing and circulating an agenda in advance of each meeting (provided that either Party may request to include a specific item on any such agenda).

(b)    Meetings. The JSC shall meet a minimum of once per calendar quarter, and any additional ad hoc meetings may be called by either Party on at least [***] Business Days’ written notice, as determined by the Party in good faith to be reasonably necessary. The Parties shall endeavor to schedule meetings of the JSC at least [***] days in advance. All meetings of the JSC may be by telephone or videoconference, as determined by the Parties. Either Party may invite subject matter experts or other relevant personnel to attend any meeting of the JSC, provided such individuals are subject to obligations of confidentiality and non-use with respect to the other Party’s Confidential Information that are no less stringent than those set forth in ARTICLE 10.

(c)    Responsibilities. The JSC shall:

(1)    Review the Commercialization Plan for the Product and review any subsequent changes to the Commercialization Plan on a semi-annual basis;

(2)    Review any additional development to the Product for the Territory, including the pursuit of any Regulatory Approval of any future indication, new formulation or new dosage strength for the Product;

(3)    Facilitate the exchange of Regulatory Submissions and other regulatory information between the Parties;

(4)    Discuss the state of the markets for Product in the Territory and opportunities and issues concerning the Commercialization of Product in the Territory, including consideration of marketing and Promotional strategy, marketing and market research plans, payer strategies and tactics, labeling, Product-related and competitive issues;

(5)    Coordinate and monitor post-Regulatory Approval activities in the Territory, if any;

(6)    To the extent permitted by Applicable Laws, discuss strategy for Product pricing, rebates, discounts, and commercial and government contracting (“Commercial Pricing Strategy”); and

(7)    Perform such other functions as appropriate to further the purposes of this Agreement and as allocated to it in writing by the Parties.

2.2    Decision Making; Authority. The JSC shall make its decisions by consensus, with each Party’s representatives collectively having one vote. If the JSC is unable to reach consensus regarding a matter before it within [***] days, the issue shall be discussed among the Parties’ executive officers, for attempted resolution by good faith negotiations during a period of [***] days. In the event that the Applicable Senior Officers are unable to reach a final determination within such [***] day period, then Aytu shall have the final decision-making authority over such disputed matters.

2.3    General Principles.

(a)    The JSC has no authority beyond the specific responsibilities of the JSC set forth in this Agreement with respect thereto. In particular, and without limiting the generality of the foregoing, the JSC may not amend or modify the terms or provisions of this Agreement, waive compliance with this Agreement or resolve disputes beyond the scope of the JSC’s authority.

(b)    In no event shall the JSC or either Party alone have the power or authority to (i) determine whether a Party has fulfilled or breached its obligations under this Agreement; (ii) impose any requirements on either Party to undertake obligations beyond those for which it is responsible, or to forgo any of its rights, under this Agreement; (iii) make a decision that is expressly stated under this Agreement to require the mutual agreement of the Parties; (iv) make a decision that could reasonably be expected to cause Fabre-Kramer to breach an Upstream Agreement; or (v) require a Party to perform any act that it reasonably believes to be inconsistent with Applicable Law.

(c)    Each Party shall ensure that its representatives to the JSC have appropriate expertise and authority to serve as members of such committee. Meetings of the JSC shall be effective only if at least one representative of each Party is present or participating. Each Party shall be responsible for all of its own expenses of participating in JSC meetings. Each Party shall use good faith and cooperative efforts to facilitate and assist the efforts of the JSC.

ARTICLE 3
POST MARKETING TRIALS AND OBLIGATIONS

3.1    Required Clinical Trials. As between the Parties, Aytu shall have the sole right, but not the obligation, to negotiate, design, modify, initiate and conduct all Clinical Trials if required by the applicable Regulatory Authorities to maintain the Regulatory Approval for the Product in the Territory (collectively the “Required Clinical Trials”). For clarity, nothing in this agreement shall require Aytu to initiate and/or conduct any Required Clinical Trials solely on the basis of the current listing of post marketing requirements listed in the Product NDA approval letter from the FDA.

3.2    Development. As between the Parties, Aytu shall have the right, but not the obligation, to initiate and conduct Clinical Trials in the Territory to pursue a future indication, new formulation or new dosage strength for the Product and will keep Fabre-Kramer reasonably informed, through the JSC, with respect to such Clinical Trials.

ARTICLE 4
REGULATORY MATTERS

4.1    Actions Regarding the Product NDA and Related FDA Regulatory Submissions. As soon as practicable following the Effective Date, (a) Fabre-Kramer shall provide to Aytu (and cause any Third Party in possession thereof to provide to Aytu) copies of the Product NDA and all Regulatory Submissions as of the Effective Date for the Product in the Territory; and (b) the Parties shall execute such documents and take all such further actions (including Fabre-Kramer and Aytu submitting letters to FDA delegating and assuming such responsibilities, respectively) as are necessary for Fabre-Kramer to appoint Aytu as Fabre-Kramer’s exclusive regulatory agent with the FDA for maintaining and servicing the Product NDA and whereby Aytu agrees to undertake all duties associated with such maintenance and servicing of the Product NDA, subject to Section 11.6(c) and Section 13.3(c). Each Party shall provide the FDA with any documents necessary to effectuate the foregoing. Notwithstanding the foregoing, Aytu shall provide Fabre-Kramer (or its licensees) with access to and the right to cross reference the Product NDA for any Products Fabre-Kramer (or its licensees) develops or Commercializes outside of the Territory and Fabre-Kramer shall provide Aytu with access to and the right to cross reference any regulatory filings in any application filed by Fabre-Kramer (or its licensees) outside the Territory for Products Aytu develops or Commercializes in the Territory. At Fabre-Kramer’s request, Aytu shall notify the FDA of Fabre-Kramer’s right to reference the Product NDA in any regulatory filings in any application filed by Fabre-Kramer outside the Territory. At Aytu’s request, Fabre-Kramer shall notify the applicable regulatory authority outside of the Territory of Aytu’s right to reference any such regulatory filings in any application filed by Aytu in the Territory.

4.2    Regulatory Responsibilities. From and after the Effective Date, Aytu shall be solely responsible at its own cost for all regulatory matters regarding the Product in the Territory, including paying annual Prescription Drug User Fee Act (PDUFA) product fees as invoiced by the FDA which shall not be considered Aytu COGS or otherwise deducted in the calculation of the Supply Price, preparing, filing, prosecuting and maintaining all submissions to Regulatory Authorities for the Product, adverse event reporting, post-marketing requirements, label and packaging updates, and serialization costs. For clarity, Aytu shall be solely responsible at its own cost for all regulatory matters pursuant to a future indication, new formulation or new dosage strength for the Product. Fabre-Kramer shall not, without Aytu’s prior written consent (unless so required by Applicable Laws), correspond or communicate with the FDA or with any other Regulatory Authority concerning the Product in the Territory, or otherwise take any action concerning any Regulatory Approval under which the Product is marketed in the Territory, provided that the foregoing shall not restrict Fabre-Kramer from responding to a request from the FDA or any other Regulatory Authority concerning the Product in the Territory or otherwise complying with Applicable Laws. Fabre-Kramer shall provide to Aytu, promptly upon receipt, copies of any communication from the FDA, or other Regulatory Authority, related to the Product in the Territory, and Aytu shall provide to Fabre-Kramer, promptly upon receipt, copies of any communication from the FDA or other Regulatory Authority relevant to Fabre-Kramer’s rights or obligations under this Agreement or Fabre-Kramer’s development or Commercialization of Products outside the Territory. Upon Aytu’s request, Fabre-Kramer shall cooperate fully with, and provide assistance to, Aytu in connection with Aytu’s Regulatory Requirements arising from Promotion or distribution activities under this Agreement (including adverse event reporting) for the Product. If Fabre-Kramer believes it is required by Applicable Laws to communicate with the FDA or other Regulatory Authority regarding any matter relating to the Product or Fabre-Kramer’s activities hereunder, then Fabre-Kramer shall, unless and to the extent prohibited by Applicable Laws, so advise Aytu promptly and provide Aytu in advance with a copy of any proposed communication (including the text of any oral communication) with the FDA or such other Regulatory Authority prior to such communication, and shall comply with any and all reasonable direction of Aytu, to the extent consistent with Applicable Laws, concerning any meeting or written or oral communication with the FDA or any other Regulatory Authority or governmental authority.

4.3    Follow On Products. As it relates to any Follow On Product(s), should Aytu exercise its ROFN in accordance with Section 8.3 and the Parties enter into a Follow On License, Aytu shall be solely responsible at its own cost for all regulatory matters regarding such Follow On Products in the Territory. As requested by Aytu, Fabre-Kramer will assist Aytu in preparing Regulatory Submissions and will make information Controlled by Fabre-Kramer available to Aytu to the extent necessary or useful in connection with such Regulatory Submissions in the Territory.

4.4    Safety Matters.

(a)    From and after the Effective Date, Aytu shall be responsible for establishing and maintaining a safety database for the Product in the Territory and the Parties shall, within [***] days after the Effective Date, enter into a pharmacovigilance and safety data exchange agreement (the “Safety Agreement”), in customary form and consistent with customary practices in the pharmaceutical industry, which the Parties shall maintain, as may be amended by the Parties, in force throughout the Term. The Safety Agreement shall describe the coordination of collection, investigation, reporting, and exchange of information concerning adverse events or any other safety problem of any significance, and Product complaints involving adverse events in the Territory, sufficient to permit each Party to comply with Applicable Laws and for Fabre-Kramer to have access to such safety database (on behalf of itself or its licensees) and to otherwise comply with the terms of any similar safety agreements relating to the development or Commercialization of Products by any of its licensees outside of the Territory. The Safety Agreement will be promptly updated if required by changes in Applicable Laws. In the event of any conflict or inconsistency between this Agreement and the Safety Agreement with respect to: (i) safety-related matters, the Safety Agreement shall prevail; and (ii) any other matter, this Agreement shall prevail.

(b)    Each Party shall notify the other Party as promptly as reasonably possible, but in no event more than [***] hours of becoming aware of a serious adverse event in the Territory (with respect to Aytu as the notifying Party) or outside the Territory (with respect to Fabre-Kramer as the notifying Party) relating to the Product or the Active Ingredient, which reporting requirements shall be set forth in further detail in the Safety Agreement. All other adverse events and Product complaints will be reported to the other Party upon reasonable request, but no less frequently than annually.

4.5    Inspections. In the event that Mission’s or the API Supplier’s facility will be inspected by representatives of any Regulatory Authority and such inspection relates to the Product, Fabre-Kramer shall notify Aytu promptly after learning of such inspection and, to the extent permissible, shall supply Aytu with copies of any correspondence or portions of correspondence which are relevant to Aytu’s rights or obligations under this Agreement. Following any such inspection, Fabre-Kramer shall provide Aytu with a written summary of that portion of the inspection that was relevant to Product within [***] Business Days of such inspection.

4.6    Product Recalls and Withdrawals.

(a)    Aytu shall be responsible for determining whether any recall or withdrawal of the Product in the Territory is necessary, and, promptly upon such determination, Aytu shall notify Fabre-Kramer of such recall or withdrawal. If Fabre-Kramer or [***] becomes aware that the Product may not comply with Applicable Law or a recall or withdrawal of the Product may be necessary or desirable in the Territory, Fabre-Kramer shall provide Aytu with prompt written notice thereof (within [***] hours of becoming aware). Thereafter, Aytu shall determine whether the Product should be recalled or withdrawn in the Territory. In all cases, each Party shall use Commercially Reasonable Efforts to implement any applicable recall of Product.

(b)    Without limiting Fabre-Kramer’s indemnity obligations in Section 12.2 and without limiting Section 5.2, Aytu shall bear all Third Party costs and expenses actually incurred and associated with conducting such recall in accordance with such recall plan.

ARTICLE 5
MANUFACTURE AND SUPPLY OF PRODUCT

5.1    Supply and Purchase of Product. As of the Effective Date, Fabre-Kramer has the ability to order the Active Ingredient from the API Suppliers pursuant to the API Supply Agreement and to order the Product from [***] pursuant to the [***] Agreement (together with the API Supply Agreement, the “Existing Supply Agreements”). Subject to Aytu notifying Fabre-Kramer in advance of the applicable forecasts and otherwise complying with the terms of the Existing Supply Agreements, Fabre-Kramer shall: (i) place orders for the Active Ingredient for delivery to [***] facility on behalf of Aytu pursuant to the API Supply Agreement; and (ii) place orders for the Product on behalf of Aytu pursuant to the [***] Agreement. Fabre-Kramer shall invoice Aytu for the cost of such orders, including any tariffs incurred in connection with obtaining the Active Ingredient under the API Supply Agreement, and Aytu shall pay such invoices within [***] days of receipt of Product.

5.2    Warranties; Liability. Fabre-Kramer hereby passes through, and agrees to pass through to Aytu all representations and warranties granted by (a) the API Suppliers to Fabre-Kramer pursuant to the API Supply Agreement with respect to Active Ingredient supplied to Fabre-Kramer thereunder and (b) [***] to Fabre-Kramer pursuant to the [***] Agreement with respect to Product supplied to Fabre-Kramer thereunder, in each case ((a) or (b)), solely to the extent such representations and warranties are transferable. To the extent such warranties are not transferable, Fabre-Kramer shall, at Aytu’s request and expense, seek to enforce such warranties for Aytu’s benefit. Notwithstanding anything to the contrary in this Agreement, in no event shall Fabre-Kramer be liable to Aytu for any loss or liabilities resulting from any action or inaction of the API Suppliers or [***], as applicable, in excess of the recoveries from the API Suppliers or Mission, as applicable, that Fabre-Kramer is able to realize net of enforcement costs under the applicable Existing Supply Agreement for such action or inaction.

5.3    Supply and Purchase of Product Outside the Territory. Fabre-Kramer may manufacture or have manufactured the Active Ingredient or Product in the Territory for the purpose of its or any of its licensees’ development, commercialization or other exploitation of the Active Ingredient or Product outside the Territory.

ARTICLE 6
COMMERCIALIZATION

6.1   Commercialization. From and after the Effective Date, Aytu will pursue Commercialization of the Product under this Agreement pursuant to a Commercialization Plan. The Commercialization Plan shall set forth the Commercialization strategy and describe tactics for the coming [***] months, including physician targeting, resourcing, and key marketing messages for the Product. The initial Commercialization Plan is attached hereto as Exhibit A. Aytu will use Commercially Reasonable Efforts to carry out the obligations set forth in the Commercialization Plan.

6.2    Product Promotional Position. As set forth in the initial Commercialization Plan (and as amended in subsequent Commercialization Plans), Aytu shall use Commercially Reasonable Efforts to Commercialize the Product and will devote financial, operational and personnel resources to commercialization consistent with such effort. Without limiting the foregoing, Aytu shall for at least [***] months after Product Commercial Launch (a) market the Product in a primary Promotional (“P1”) position with its sales force and (b) not amend the Commercialization Plan in any manner that would reduce the level of efforts required by the initial Commercialization Plan, except if an event outside of the reasonable control of Aytu materially and adversely impacts the market for the Product.

ARTICLE 7
PAYMENTS

7.1    Upfront Payments. Aytu shall make an initial three million dollar ($3,000,000) upfront payment to Fabre-Kramer upon the Effective Date. Aytu shall make a second three million dollar ($3,000,000) upfront payment to Fabre-Kramer within forty-five (45) days of the one-year anniversary of Product Commercial Launch; however, the second upfront payment shall be increased to five million dollars ($5,000,000) if Product Net Sales for the first twelve (12) months post-Product Commercial Launch equal or exceed thirty-five million dollars ($35,000,000).

7.2    Supply Price Payments. In consideration of the rights and licenses granted under this Agreement, Aytu will pay Fabre-Kramer the Supply Price on a [***] basis commencing on the Product Commercial Launch and continuing for the Term of the Agreement. If Aytu has reimbursed Fabre-Kramer for any tariff in connection with obtaining the Active Ingredient under the API Supply Agreement, such cost shall be reflected in Aytu COGS and deducted on a per unit Product basis in the calculation of Supply Price hereunder.

7.3    Milestone Payments. Aytu shall pay Fabre-Kramer the following one-time sales milestone payments within [***] days of reaching the applicable sales milestone. Each sales milestone payment shall be paid once only for reaching the respective sales milestone (it being understood that Milestone Number 10 below comprises multiple milestones), but multiple milestones could potentially be achieved and paid within the same calendar year.

Milestone Number	Milestone Event	Milestone Payment
1	Achieving $100 million in four (4) consecutive calendar quarters of Net Sales of the Product	$5,000,000
2	Achieving $150 million in four (4) consecutive calendar quarters of Net Sales of the Product	$5,000,000
3	Achieving $200 million in four (4) consecutive calendar quarters of Net Sales of the Product	$14,000,000
4	Achieving $250 million in four (4) consecutive calendar quarters of Net Sales of the Product	$15,000,000
5	Achieving $300 million in four (4) consecutive calendar quarters of Net Sales of the Product	$20,000,000
6	Achieving $400 million in four (4) consecutive calendar quarters of Net Sales of the Product	$25,000,000
7	Achieving $500 million in four (4) consecutive calendar quarters of Net Sales of the Product	$30,000,000
8	Achieving $600 million in four (4) consecutive calendar quarters of Net Sales of the Product	$40,000,000
9	Achieving $750 million in four (4) consecutive calendar quarters of Net Sales of the Product	$50,000,000
10	Achieving $1 billion in four (4) consecutive calendar quarters of Net Sales of the Product	$100,000,000
11

For Net Sales at each $250 million increment level above $1 billion. (For example, if Net Sales of $1.25 billion in four (4) consecutive calendar quarters is achieved, a $125 million milestone would be payable; if Net Sales of $1.5 billion in four (4) consecutive calendar quarters is achieved, a $150 million milestone would be payable, etc.)

		10% of Net Sales

7.4    Royalty Payments. Aytu will pay [***] royalty payments to Fabre-Kramer during the Term, as follows.

(a)    During the Full Royalty Term.

(1)    During the Full Royalty Term and until such time that cumulative Net Sales of the Product equals $1,315.79 million dollars (the “Reduced Royalty Trigger”), Aytu shall pay: (A) a twenty eight percent (28%) royalty on Annual Net Sales less than $300 million dollars (the “Royalty Threshold”) and (B) a thirty-nine percent (39%) royalty on Annual Net Sales greater than the Royalty Threshold.

(2)    During the Full Royalty Term and following achievement of cumulative Net Sales greater than the Reduced Royalty Trigger, Aytu shall pay: (A) a twenty-four and a half percent (24.5%) royalty on Annual Net Sales less than the Royalty Threshold and (B) a thirty-five and a half percent (35.5%) royalty on Annual Net Sales greater than the Royalty Threshold.

(b)    Reduction following Expiration of the Full Royalty Term. Following the expiration of the Full Royalty Term, the royalty owed under Section 7.4(a) for the remainder of the Term shall be reduced to (1) [***] percent [***] of the royalty set forth in Section 7.4(a) plus (2) [***] percent [***] of the royalties owed by Fabre-Kramer pursuant to the [***] Agreement that become payable based on sales of the Product following such expiration of the Full Royalty Term.

(c)    Reduction Third Party License Payments. If, during the Full Royalty Term, Aytu is required to make any payment to one or more Third Parties to obtain a license under any such Third Party’s patent rights that cover the Product that are necessary to develop (to the extent required for Aytu fulfill its obligations hereunder), make, have made, use, offer for sale, sell, or import Product in the Territory in the Field, but excluding any payment made directly or indirectly to a contract manufacturer of the Product (such payments, “Third Party License Payment”), Aytu shall have the right to offset, against Aytu’s royalty payment obligations to Fabre-Kramer under Section 7.4(a), [***] percent [***] of any such Third Party License Payments paid to a Third Party.

(d)    Payment Floor. The aggregate payment reductions set forth in Sections 7.4(b) and 7.4(c) may not exceed [***] percent [***] of the amount that would otherwise be payable to Fabre-Kramer under Section 7.4(a).

7.5    Reporting and Payment. Aytu will be responsible for tracking Net Sales and will deliver to Fabre-Kramer a report on a quarterly basis setting forth (a) Net Sales in the relevant calendar quarter; (b) royalties payable on such Net Sales; and (c) the Supply Price and Aytu COGS included in the calculation of the Supply Price, and calculations supportive thereof. Except as otherwise stated in this ARTICLE 7, all payments will be due and payable within [***] days after the end of each calendar quarter, excepting for Aytu’s fiscal fourth quarter for which payments will be due and payable within [***] days after the end of such quarter. All payments due under this Agreement to Fabre-Kramer shall be made by bank transfer in immediately available funds to an account designated by Fabre-Kramer.

7.6    Taxes. The Parties will each be solely responsible for their own compliance with governmental jurisdictional tax regimes, if applicable, to any transaction contemplated in this agreement. Any upfront payments, Supply Price payments, milestone payments or royalties required to be paid hereunder are exclusive of any value added tax or other sales taxes or customs or other duty in respect to such payments which, where applicable, shall be payable by Aytu in addition to, and not out of, upfront payments, Supply Price payments, milestone payments and royalties. Any tax that a Party is required to pay or withhold with respect to payments to be made hereunder shall be paid by the Party owing such taxes. The Parties shall cooperate and shall take all reasonable and lawful steps to avoid double taxation of payments made to Fabre-Kramer hereunder. If Aytu takes any action, including re-domiciliation or assignment of its rights or obligations under this Agreement (such action, a “Tax Action”) or otherwise determines that it is required by any change or application of Applicable Laws to withhold any taxes from any payment made to Fabre-Kramer pursuant to this Agreement (“Withholding Taxes”) and the amount of tax required to be withheld under this Section 7.6 with respect to a payment to Fabre-Kramer is greater than the amount of such tax that would have been required to have been withheld absent such Tax Action or application of Applicable Law, then any such amount payable to Fabre-Kramer shall be adjusted to take into account such Withholding Taxes as may be necessary so that, after making all required Withholding Tax payments or credits, Fabre-Kramer receives an amount equal to the sum it would have received had no such Tax Action occurred. Without limiting the foregoing, Aytu shall (a) withhold the required amount and pay it to the appropriate governmental authority; and (b) provide to Fabre-Kramer all documentation evidencing the payment of such Withholding Taxes to the appropriate governmental authority and the calculation of the amount of such Withholding Taxes. The Parties will reasonably cooperate in completing and filing documents required under the provisions of any Applicable Laws in connection with the making of any required Withholding Taxes, or in connection with any claim to a refund of or credit for any such payment. Notwithstanding any of the foregoing, neither Party currently expects any Withholding Taxes to apply to the payments from Aytu to Fabre-Kramer pursuant to this Agreement. In the event such Withholding Taxes apply in the future, the Parties agree to negotiate an amendment to this Agreement to structure the relationship in a way that does not trigger Withholding Taxes for Fabre-Kramer and both Parties will collaborate in good faith to give effect to such an amendment.

7.7    Records. Aytu shall keep for at least [***] years following the end of the calendar year to which they pertain complete records of Net Sales of Product in the Territory. Such record keeping obligation shall survive any expiration or termination of this Agreement for the time provided herein.

7.8    Audit Right. Fabre-Kramer may audit the records of Aytu subject to the limitations herein. Such audit shall be conducted after at least [***] days prior written notice from Fabre-Kramer, at the facility(ies) where the applicable records are maintained, on Business Days during normal business hours and without disruption to Aytu’s operations (to the extent reasonably practicable, such examination shall be completed within [***] Business Days), and no more frequently than once in any calendar year and not more than once with respect to any particular records. The audit shall be conducted by an internationally recognized independent certified public accounting firm not objected to by Aytu. The auditor will execute a customary written confidentiality agreement with Aytu limiting the disclosure and use of information obtained from such audit to authorized representatives of the Parties and the purposes germane to this Section 7.8. The auditor will disclose to Fabre-Kramer only the amount and accuracy of costs or payments, as applicable, reported and actually paid or otherwise payable under this Agreement. The auditor will send a copy of the report to both Parties at the same time. Fabre-Kramer shall be responsible for expenses for the audit, except that Aytu shall reimburse Fabre-Kramer for the costs of such independent accountant documented services if the independent accountant determines that payments made by Aytu are less than [***] percent [***] of the amount actually owed for the period of the audit. All inspections made hereunder shall be made no later than [***] years after the records subject to the investigation were due, and all records not so audited within [***] years will be deemed accurate and in accordance with the terms of this Agreement. The determination of the auditor shall be final and unappealable absent obvious error. Any underpayment shall be paid within [***] days after the date on which the auditor’s report is sent.

7.9    Additional Consideration. Concurrently with the execution of this Agreement, Aytu is entering into two [***] consulting agreements with each of Dr. Stephen Kramer and Mr. Edward Koehler, under which they will provide ongoing advisory services to Aytu related to the Product and Follow On Products. The terms of such agreements will include monthly payments of [***] to each of Dr. Kramer and Mr. Koehler.

ARTICLE 8
LICENSE RIGHTS AND LIMITATIONS, RESTRICTIONS AND OWNERSHIP

8.1    License to Aytu.

(a)    Subject to the terms and conditions of this Agreement, Fabre-Kramer hereby grants to Aytu, commencing on the Effective Date and for the duration of the Term, a royalty-bearing, exclusive (including with respect to Fabre-Kramer except as to Fabre-Kramer’s performance of its obligations under this Agreement) license (with the right to sublicense solely in accordance with Section 8.9), under the Fabre-Kramer Patents, to develop (to the extent required for Aytu to fulfill its obligations hereunder) and Commercialize Product in the Territory in the Field. The foregoing license shall be subject to Fabre-Kramer’s retained rights under the Fabre-Kramer Patents to meet its supply obligations hereunder and to develop, manufacture and otherwise support its (or its licensees’) exploitation of Products outside the Territory.

(b)    Subject to Section 8.1(a), Fabre-Kramer hereby grants to Aytu, commencing on the Effective Date and for the duration of the Term, a royalty-bearing, non-exclusive license (with the right to sublicense solely in accordance with Section 8.9), under any other Fabre-Kramer Intellectual Property to the extent necessary for Aytu to Commercialize the Product under this Agreement.

8.2    License to Fabre-Kramer. Subject to the terms and conditions of this Agreement, Aytu hereby grants to Fabre-Kramer, commencing on the Effective Date, (a) an exclusive (including as to Aytu and its Affiliates), royalty-free, fully-paid, perpetual, irrevocable, freely transferrable, freely sublicensable (through multiple tiers) license under the Aytu Intellectual Property to make, have made, use, offer for sale, sell, import, market, distribute, and otherwise commercialize the Product (a)(i) outside of the Territory during the Term and (ii) worldwide following any expiration or termination of this Agreement, and (b) a non-exclusive, royalty-free, fully-paid, perpetual, irrevocable, freely transferrable, freely sublicensable (through multiple tiers) license under the Aytu Intellectual Property to make, have made and develop the Product worldwide.

8.3    Right of First Negotiation. Subject to timelines in this Section 8.3, Fabre-Kramer hereby grants to Aytu a right of first negotiation (“ROFN”) for an exclusive license to Follow On Products in the Territory (“Follow On License”). If at any time prior to [***] years after Product Commercial Launch (the “Follow On ROFN Period”), Aytu desires to negotiate a Follow On License, Aytu shall provide notice of such desire to Fabre-Kramer. If, during the Follow On ROFN Period, Fabre-Kramer receives an expression of interest from a Third Party with respect to a Follow On License, Fabre-Kramer will provide notice thereof to Aytu and Aytu will confirm whether it desires to negotiate a Follow On License within [***] days of such notice. Upon notice or confirmation by Aytu as set forth above, the Parties will negotiate in good faith to enter into a Follow On License for a period of [***] days (which period may be extended by mutual agreement of the Parties) (such period, the “Negotiation Period”). If the Parties fail to enter into a Follow On License prior to the expiration of the Negotiation Period, then such ROFN shall expire and Fabre-Kramer shall be free to enter into a Follow On License with a Third Party.

8.4    Alternate Agreement Construct. During the Term, in the event that Aytu desires to amend this Agreement to obtain ownership of the Product NDA, the Parties will negotiate in good faith to amend this Agreement to include such term, provided however that no additional consideration will be required to effectuate such amendment and, notwithstanding such amendment, upon termination or expiration of this Agreement, the Product NDA and all Regulatory Submissions shall be transferred to Fabre-Kramer in accordance with Section 13.3(c).

8.5    Upstream Agreements. Aytu acknowledges and agrees that the rights, licenses, and sublicenses granted by Fabre-Kramer to Aytu in this Agreement (and any sublicense rights granted by Aytu) are subject to the terms of the Upstream Agreements and the rights granted to the Third Party counterparties thereunder, the scope of the licenses granted to Fabre-Kramer thereunder, and the rights retained by such Third Party counterparties and any other Third Parties (including governmental authorities) set forth therein. Without limiting any of the foregoing in this Section 8.5, Aytu agrees to be bound by the terms and conditions of the provisions of the Upstream Agreements to the extent applicable to the sublicenses granted by Fabre-Kramer to Aytu under Upstream Agreements pursuant to Section 8.1, provided that the Parties agree and acknowledge that, (a) Aytu is not a party to any of the Upstream Agreements, (b) Aytu’s only payment obligations as Fabre-Kramer’s exclusive commercialization partner are the payment obligations set forth in this Agreement, and (c) Fabre-Kramer is responsible for all payment obligations under the Upstream Agreements.

8.6    Non-Competition. For the duration of the Term, Fabre-Kramer shall not, and shall cause its Affiliates not to, on behalf of themselves or on behalf of a Third Party, directly or indirectly develop, license, manufacture, sell, offer for sale, distribute, or otherwise make available (a) the Product; or (b) a Generic Product, in each case ((a) or (b)), in or for the Territory.

8.7    Trademarks.

(a)    Grant of License. Subject to the terms and conditions of this Agreement, Fabre-Kramer hereby grants to Aytu, commencing on the Effective Date and for the duration of the Term, an exclusive, royalty-free license (with the right to sublicense in accordance with Section 8.9) to use the Fabre-Kramer Trademarks solely in connection with Commercialization of the Product in the Territory, in accordance with the terms of the license granted in Section 8.1. Aytu may use the Fabre-Kramer Trademarks on Product subject in all respects to all Applicable Laws and Regulatory Requirements.

(b)    Additional Trademark Terms. Aytu shall not take any action inconsistent with Fabre-Kramer’s ownership of the Fabre-Kramer Trademarks. Any benefits (including good will) accruing from Aytu’s use of the Fabre-Kramer Trademarks shall automatically vest in Fabre-Kramer. Aytu shall not form any combination trademarks or trade names with the Fabre-Kramer Trademarks without the prior written consent of Fabre-Kramer, such consent to not be unreasonably withheld, delayed or conditioned. Aytu shall grant Fabre-Kramer reasonable access to Aytu’s records pertaining to the Product, including those pertaining to packaging, promotional activities and quality assurance. In the event Fabre-Kramer’s review of such records identifies a deficiency that is inconsistent with Fabre-Kramer’s internal trademark standards, Fabre-Kramer may require Aytu to correct such deficiency.

(c)    Trademark Prosecution and Maintenance. Fabre-Kramer shall have the sole right and obligation to prosecute and maintain the Fabre-Kramer Trademarks in the Territory, to the extent it has the rights to do so. Aytu shall have the sole right and obligation to prosecute and maintain the Aytu Trademarks in the Territory, to the extent it has the rights to do so. On the reasonable request of Fabre-Kramer, Aytu shall cooperate, in all reasonable ways, in connection with the prosecution of the Fabre-Kramer Trademarks. To the extent that any submissions (e.g., to the U.S. Patent and Trademark Office) are required or useful to prosecute any Fabre-Kramer Trademarks after Product Commercial Launch, or otherwise on the reasonable request of Aytu, Fabre-Kramer will use Commercially Reasonable Efforts to timely submit such submission.

8.8    Ownership of Materials. As between the Parties, Aytu shall own all right, title and interest in and to any Promotional Materials, Training Materials, advertising and labeling developed by Aytu for the Product in the Territory, in each case including all original content contained therein and all applicable copyrights and trademark rights (but excluding any rights in Fabre-Kramer Trademarks).

8.9      Sublicensing; Subcontracting.

(a)    Neither Party may sublicense its rights or obligations under this Agreement to another company without the prior written consent of the other Party, such consent to not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, Fabre-Kramer may sublicense any of its rights under this Agreement to any Third Party licensee to which it has granted rights to the Product outside the Territory.

(b)    Subject in all respects to the restrictions contained in Section 8.9(a), each Party shall have the right to subcontract to Affiliates and Third Parties (“Subcontractors”) its responsibilities under this Agreement, without obtaining the consent of the other Party; provided that the applicable Party shall at all times remain responsible for the activities of its Subcontractors. Aytu may engage independent sales representatives and contract sales organizations to perform Commercialization activities without the prior written consent of Fabre-Kramer.

(c)    Each Party shall enter into agreements with its Subcontractors that contain confidentiality terms at least as strict as those set forth in ARTICLE 10 hereof.

ARTICLE 9
INTELLECTUAL PROPERTY

9.1    Background Intellectual Property. Except as expressly set forth herein, as between the Parties, each Party is and shall remain the owner of or shall retain control over all intellectual property, including without limitation, patents, patent applications, Know-How, trade secrets, trademarks, copyrights and Confidential Information that it owns or controls as of the Effective Date or that it develops or acquires thereafter pursuant to activities independent of this Agreement (“Background Intellectual Property”). No rights in any such Background Intellectual Property are transferred to the other Party unless expressly provided for herein.

9.2    Developed Technology. All Know-How and patent rights related to the Product that is conceived or reduced to practice by either Party during the Term (“Developed Technology”), and any intellectual property rights appurtenant thereto (including any patents and patent applications claiming such Know-How), shall be the property of Fabre-Kramer, shall be considered Fabre-Kramer Intellectual Property, and shall be automatically licensed to Aytu in accordance with Section 8.1(a) or 8.1(b), as appropriate, for no additional consideration. Aytu agrees to assign and hereby assigns to Fabre-Kramer any of Aytu’s rights to Developed Technology.

9.3    Patent Prosecution and Maintenance. Except as provided below, Fabre-Kramer shall have the sole right and obligation to prosecute and maintain the Fabre-Kramer Patents in the Territory, to the extent it has the rights to do so. On the reasonable request of Fabre-Kramer, Aytu shall cooperate, in all reasonable ways, in connection with the prosecution of the Fabre-Kramer Patents. Should Fabre-Kramer decide that it is no longer interested in maintaining or prosecuting a particular Fabre-Kramer Patent in the Territory in respect of which it has the rights to so maintain and prosecute, Aytu may assume such prosecution and maintenance in the Territory at its sole expense. If Aytu assumes prosecution or maintenance of any Fabre-Kramer Patent in respect of which Fabre-Kramer has the right to prosecute or maintain pursuant to the immediately preceding sentence, then: (a) Fabre-Kramer shall not so abandon or fail to prosecute or maintain such Fabre-Kramer Patent if Aytu advises Fabre-Kramer within [***] Business Days of notice of Fabre-Kramer’s intention to abandon or not prosecute or maintain the applicable Fabre-Kramer Patent, that Aytu desires to assume prosecution or maintenance of the applicable Fabre-Kramer Patent in Fabre-Kramer’s name at Aytu’s expense, in which case Aytu shall have the right, but not the obligation to do so (and, for greater certainty, Fabre-Kramer shall be under no obligation to assign the applicable Fabre-Kramer Patent to Aytu), (b) to the extent that Aytu so assumes prosecution or maintenance of such Patent in the Territory and to the extent required or useful for Aytu to initiate or maintain a lawsuit or dispute with respect thereto, Fabre-Kramer agrees (at Aytu’s cost and expense for Fabre-Kramer’s reasonable out of pocket costs and expenses agreed to in advance by Aytu) to (i) be named as a party to any lawsuit or other dispute with any Person regarding such Patent, (ii) exercise on behalf of Aytu Fabre-Kramer’s rights under any applicable agreement regarding the applicable Fabre-Kramer Patent, and (c) it shall not exercise any rights in relation to (including any rights to assert or defend) such Fabre-Kramer Patent without Aytu’s prior written consent, such consent to be granted or withheld in Aytu’s sole discretion.

9.4    Infringement by Third Parties.

(a)    Each of Aytu and Fabre-Kramer shall promptly notify the other Party in writing of any alleged or threatened infringement of any Fabre-Kramer Patent or the Fabre-Kramer Trademarks by a Third Party product, of which the Party becomes aware.

(b)    Fabre-Kramer shall have the first right, on behalf of itself and in its name, to bring and control any action or proceeding with respect to any alleged or threatened infringement of any Fabre-Kramer Patent pertaining to Product in the Territory. If Fabre-Kramer declines to initiate any action or proceeding against an infringer of any Fabre-Kramer Patent pertaining to Product in the Territory within [***] days of becoming aware of any alleged or threatened infringement, Aytu will have the right, but not the obligation, to bring and control any action or proceeding with respect to such alleged or threatened infringement of any Fabre-Kramer Patent pertaining to Product in the Territory.

(c)    For any action or proceeding brought by Aytu or Fabre-Kramer under this Section 9.4, the other party shall cooperate reasonably in any such effort, all at the initiating Party’s expense, and the Parties shall reasonably cooperate to address new facts or circumstances that come to light during the course of any such action or proceeding that may affect the need for one Party or the other to participate in such action. Both Parties agree to be joined as a party plaintiff, at the initiating Party’s expense, in any such action if needed for the initiating Party to bring or continue an infringement action hereunder. The non-initiating Party shall, at its own expense and with its own counsel, have the right to advise and provide comments with respect to any action brought under this Section 9.4. The Party prosecuting and controlling any such proceeding will not enter into a settlement, consent judgment or other voluntary final disposition of an action that has an adverse effect on the other Party’s rights hereunder without the other Party’s prior written consent, not to be unreasonably withheld, conditioned or delayed.

(d)    Except as otherwise agreed to by the Parties as part of a cost-sharing arrangement, any recovery realized as a result of any litigation under this Section 9.4 (including, for greater certainty, the proceeds of any settlement relating to such litigation), after reimbursement of any litigation expenses of Aytu and Fabre-Kramer, as applicable, shall be retained by the Party bringing such action.

(e)    Each Party shall promptly notify the other in writing of any potential or actual allegation, claim or suit that the Commercialization of the Product or any component thereof, or any other activities that are undertaken pursuant to this Agreement, infringes or misappropriates a Third Party’s patent or other proprietary rights.

ARTICLE 10
CONFIDENTIALITY

10.1    Definition of Confidential Information. During the Term, either Party (the “Disclosing Party”) may from time to time furnish the other Party (the “Receiving Party”) with scientific, technical, trade or business information or materials which are treated by the Disclosing Party as confidential or proprietary, including, without limitation, information and materials related to, the Product, processes, formulae, procedures, tests, equipment, data, batch records, reports, know-how, sources of supply, patent positioning, relationships with consultants and employees, business plans and business developments, and information concerning the existence, scope or activities of any research, design, development, Commercialization or other projects. All such disclosed information shall be referred to herein as “Confidential Information” irrespective of whether or not it is designated or otherwise identified as “Confidential” at the time of disclosure. “Fabre-Kramer Confidential Information” means any and all Confidential Information for which Fabre-Kramer is the Disclosing Party and Aytu the Receiving Party hereunder. “Aytu Confidential Information” means any and all Confidential Information for which Aytu is the Disclosing Party and Fabre-Kramer the Receiving Party hereunder.

10.2    Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, the Parties agree that for the Term and for [***] years thereafter, the Receiving Party shall keep confidential and shall not publish or otherwise disclose and shall not use for any purpose any Confidential Information furnished to it by the Disclosing Party pursuant to this Agreement.

10.3   Exclusions. Notwithstanding anything herein to the contrary, the obligations of confidentiality and nonuse under this ARTICLE 10 applicable to Confidential Information hereunder shall not apply to information that:

(a)    at the time of disclosure, is known publicly or thereafter becomes known publicly through no fault of the Receiving Party, its Affiliates or agents;

(b)    is disclosed to the Receiving Party on a non-confidential basis by a Third Party that is not subject to any confidentiality obligations to the Disclosing Party with respect to such information;

(c)    was developed by the Receiving Party independently of information obtained from the Disclosing Party, as shown by the Receiving Party’s prior written records;

(d)    was already known to the Receiving Party before receipt from the Disclosing Party, as shown by the Receiving Party’s prior written records; or

(e)    is released with the prior written consent of the Disclosing Party (subject to the terms and conditions, if any, set out in the applicable consent).

10.4    Permitted Disclosures.

(a)    Notwithstanding the foregoing, each Receiving Party may disclose the Disclosing Party’s Confidential Information (i) to the Receiving Party’s employees, consultants (including, for greater certainty, financial advisors), Affiliates, agents, contractors, licensees or sublicensees who are bound by obligations relating to confidentiality at least as restrictive of those contained herein and who have a need to know such information in connection with the Receiving Party’s performance of its obligations or practice of its rights under this Agreement, (ii) to Regulatory Authorities in connection with any Regulatory Submissions required for development of the Product or in compliance with Regulatory Requirements, or (iii) pursuant to Sections 10.5 and 10.6. Fabre-Kramer, in its capacity as Receiving Party, may disclose Confidential Information of Aytu as required under the Upstream Agreements or to any potential Acquirer or other Third Party with a bona fide interest in entering into a transaction pursuant to which Fabre-Kramer would assign its financial and related rights obligations under this Agreement, provided such potential Acquirer or Third Party is bound by confidentiality obligations consistent with this ARTICLE 10. The foregoing shall not preclude either Party from issuing a press release regarding a regulatory filing (including where not mandatory or required) or its general condition, operations and activities; provided that the issuing Party promptly notifies the other Party prior to disclosing such Confidential Information.

(b)    Fabre-Kramer acknowledges and agrees that Aytu shall have the sole right to participate in and produce scientific presentations or publish scientific publications in the Territory with respect to Aytu’s pre-clinical and clinical development of the Product. Prior to any such proposed presentation or publication, Aytu shall, as soon as reasonably practicable prior to the presentation or publication date, as the case may be, provide the Fabre-Kramer with the text of the applicable presentation or publication.

10.5    Terms of Agreement. The Parties agree that the terms of this Agreement will be considered Confidential Information of both Parties. Subject to Section 10.6, no Party shall, without the prior written consent of the other Party, disclose in any manner to any Third Party the terms and conditions of this Agreement, except for terms or subject matter which has been the subject of prior public disclosure or has been mutually approved for such disclosure and except as set forth below. Each Party acknowledges that Aytu may be legally required to file this Agreement as an exhibit to its filings with the U.S. Securities and Exchange Commission. In such event, the Parties will coordinate in advance in connection with the redaction of certain provisions of this Agreement prior to such filing. In addition: (a) either Party may disclose such terms as are required to be disclosed in its publicly-filed financial statements or other public statements, pursuant to Applicable Laws, provided, such Party shall provide the other Party with a copy of the proposed text of such statements or disclosure (including any exhibits containing this Agreement) sufficiently in advance of the scheduled release or publication thereof to afford such other Party a reasonable opportunity to review and comment upon the proposed text (including redacted versions of this Agreement), (b) either Party shall have the further right to disclose the material financial terms of this Agreement under a confidentiality obligation no less protective than those set forth in this Agreement, to any actual or potential licensor, licensee, sublicensee, acquirer, merger partner, royalty buyer or potential providers of financing and their advisors or, in the case of Fabre-Kramer, to the owner of any Fabre-Kramer Patents Controlled by Fabre-Kramer, (c) each Party shall have the right to disclose information regarding the development or Commercialization status of Product in the Territory to the extent such disclosure is deemed reasonably necessary or desirable by such Party in order to develop or Commercialize the Product consistent with its rights (including retained rights) hereunder, and (d) Fabre-Kramer and Aytu shall have the right to disclose information regarding the development or Commercialization status of Product in the Territory to the extent such disclosure by Fabre-Kramer or Aytu, as applicable, is required by Applicable Laws.

10.6    Mandatory Disclosure.

(a)    Notification and Consultation. In the event that the Receiving Party is required by applicable law, including without limitation disclosure obligations imposed under federal securities laws, or by court order or judicial or administrative process to disclose any part of the Disclosing Party’s Confidential Information (including material terms or conditions of this Agreement), the Receiving Party shall (i) promptly notify the Disclosing Party of each such requirement and identify the documents so required thereby, so that the Disclosing Party may seek or request the Receiving Party to seek an appropriate protective order, confidential treatment or other remedy and/or waive compliance by the Receiving Party with the provisions of this Agreement and (ii) consult with the Disclosing Party on the advisability of taking legally available steps to resist or narrow the scope of such requirement.

(b)    Limited Disclosure. If, in the absence of such a protective order, confidential treatment request, other remedy or waiver by the Disclosing Party, the Receiving Party is nonetheless required to disclose any part of the Disclosing Party’s Confidential Information or any material terms or conditions of this Agreement, the Receiving Party may disclose such Confidential Information or material terms or conditions without liability under this Agreement, except that the Receiving Party shall furnish only that portion of the Confidential Information or material terms or conditions that is legally required.

10.7    Public Announcements. The Parties agree that each Party’s public announcement of the execution of this Agreement shall be approved by the other Party, with such approval not to be unreasonably withheld, conditioned, or delayed, and the Parties will cooperate in drafting their respective press releases therefor as soon as practicable after the signature of this Agreement by the Parties. Neither Party shall make any other statement to the public regarding the execution and/or any other aspect of the subject matter of this Agreement, except: (i) where a Party reasonably believes disclosure is required under Applicable Laws, and (ii) either Party may use the text of a statement previously approved by the other Party. This provision shall not apply to the matters covered by Sections 10.5 or 10.6.

ARTICLE 11
REPRESENTATIONS, WARRANTIES AND COVENANTS

11.1    Mutual Representations and Warranties of Fabre-Kramer and Aytu. Each of Fabre-Kramer and Aytu hereby represents and warrants to the other Party as of the Effective Date as follows:

(a)    It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as applicable. It has the requisite corporate power and authority to conduct its business as presently being conducted and as proposed to be conducted by it.

(b)    It has the requisite corporate power and authority to enter into this Agreement and to perform the services contemplated hereunder. All corporate actions on its part, necessary for (i) the authorization, execution, delivery and performance by it of this Agreement, and (ii) the consummation of the transactions contemplated hereby, have been duly taken.

(c)    Assuming the due authorization, execution and delivery by the other Party, this Agreement is its legally valid and binding obligation, enforceable against it in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court or other tribunal before which any proceeding may be brought).

(d)    There is no contractual restriction or obligation binding on either Party which would be materially contravened by execution and delivery of this Agreement or by the performance or observance of its terms.

(e)    to each Party’s knowledge, no representation or warranty made by it in this Agreement, nor any statement contained in any schedule hereto furnished by it, contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein or therein not misleading.

(f)    Neither Party, nor any of its Affiliates, nor any of their respective officers, employees, agents, representatives or other Persons used in the performance of its obligations under this Agreement has been debarred or suspended under 21 U.S.C. §335(a) or (b), excluded from a federal health care program, debarred from federal contracting, or convicted of or pled nolo contendere to any felony, or to any federal or state legal violation (including misdemeanors) relating to prescription drug products or fraud (“Debarred/Excluded”).

11.2    Additional Representations and Warranties of Fabre-Kramer. Fabre-Kramer hereby further represents and warrants to Aytu as of the Effective Date as follows:

(a)    Fabre-Kramer is the sole and exclusive owner of, or has valid license rights (which rights are exclusive as to Fabre-Kramer Patents) to, all of the Fabre-Kramer Intellectual Property in existence on the Effective Date, and the issued Fabre-Kramer Patents are in full force and effect and have been maintained to date. Fabre-Kramer has the right to grant the rights granted under this Agreement commencing on the Effective Date. Fabre-Kramer has not received any claims or notice of any challenges from any Third Party disputing the validity and enforceability of the issued Fabre-Kramer Patents in existence on the Effective Date.

(b)    To the knowledge of Fabre-Kramer, the manufacture, use and sale of the Product in accordance with the terms of this Agreement will not infringe the intellectual property rights of any Third Party.

(c)    There is no pending or, to the knowledge of Fabre-Kramer, threatened claim, interference, opposition or demand of any Third Party challenging the ownership, validity or scope of any Fabre-Kramer Intellectual Property or Fabre-Kramer Trademarks in existence as of the Effective Date.

(d)    Fabre-Kramer has not been served with any action or proceeding nor, to the knowledge of Fabre-Kramer, is there any threat of an action or proceeding, in each case, that could materially and adversely affect the rights granted to Aytu herein.

(e)    Fabre-Kramer has not granted to any Third Party any rights with respect to the Fabre-Kramer Trademarks in the Territory. The Fabre-Kramer Trademarks are in full force and effect, are subsisting and valid, and have been maintained to date, and are not subject to any opposition proceedings. To Fabre-Kramer’s knowledge, its use or its Affiliates’ use of the Fabre-Kramer Trademarks does not infringe, misappropriate, or otherwise violate any rights of any Person in the Territory and, to the knowledge of Fabre-Kramer, no Person is infringing, misappropriating or otherwise violating the Fabre-Kramer Trademarks in the Territory.

(f)    Fabre-Kramer, or, to Fabre-Kramer’s knowledge, its contract manufacturers have not received any Form 483 observations, warning letters or other communications from a Regulatory Authority which would reasonably be expected to adversely impact the Commercialization of the Product.

(g)    No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority, or any Third Party, on the part of Fabre-Kramer or any Affiliate thereof is required in connection with the execution, delivery and performance of this Agreement.

(h)    No research or development of the Fabre-Kramer Intellectual Property, manufacture of Products or research leading to the inventions covered by the Fabre-Kramer Intellectual Property was supported in whole or part by funding or grants by any governmental agency or philanthropic or charitable organization.

(i)    Fabre-Kramer and its Affiliates have taken all reasonable actions necessary or appropriate to preserve the confidentiality of all trade secrets, proprietary and other Confidential Information material to the Product and Fabre-Kramer Intellectual Property.

(j)    The Fabre-Kramer Intellectual Property and Fabre-Kramer Trademarks are wholly owned by or licensed to Fabre-Kramer, free and clear of all mortgages, pledges, charges, liens, equities, security interests, or other encumbrances or similar agreements, or any other obligation as at the Effective Date.

(k)    Neither Fabre-Kramer nor any Affiliate thereof is aware of any Third Party activities which would constitute misappropriation or infringement of any Fabre-Kramer Intellectual Property.

(l)    [***] has no rights to enforce any of Fabre-Kramer’s payment obligations to [***] upon any Fabre-Kramer licensee, including Aytu.

11.3    Additional Representations and Warranties of Aytu. Aytu hereby further represents and warrants to Fabre-Kramer as of the Effective Date as follows:

(a)    To Aytu’s knowledge, as of the Effective Date, neither it nor any of its Affiliates (1) is being investigated, and there are no ongoing investigations, by any Regulatory Authority or other government authority in the Territory specifically or primarily relating to the promotion of any product in the Territory, nor (2) has it or any of its Affiliates received written notice that any Regulatory Authority or other government authority in the Territory intends to conduct any such investigation. Neither Aytu nor any of its Affiliates (x) is a party or the subject of any action, suit or other proceeding that is pending as of the Effective Date or was pending or filed at any time during the [***] year period prior to the Effective Date, that alleges that it or any of its Affiliates have violated any Applicable Laws in the Territory in connection with the promotion of any product in the Territory, nor (y) has it or any of its Affiliates received any threats in writing of any such action, suit or other proceeding as of the Effective Date or at any time during the [***] year period prior to the Effective Date.

(b)    There is no action, suit, proceeding or investigation pending or, to its knowledge, threatened before any court or administrative agency against Aytu or its Affiliates which could, if there were an unfavorable decision, directly or indirectly, reasonably be expected to materially adversely affect its ability to perform its obligations hereunder.

11.4    Disclaimer. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, EACH PARTY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

11.5    Covenants of the Parties.

(a)    Each Party will at all times during the Term comply with all Applicable Laws in performing its obligations under this Agreement.

(b)    Each Party shall promptly notify the other Party if it becomes aware that it, any of its Affiliates, or any officer, employee, agent, representative or other Person who is performing any activities under this Agreement is or becomes Debarred/Excluded.

11.6    Covenants of Aytu.

(a)    Aytu has adopted and will at all times during the Term maintain a corporate compliance program that is intended to assist each Aytu to be in compliance with Applicable Laws, standards and guidelines relevant to its business, addressing: (1) label Promotion; (2) fraud and abuse; (3) a code of conduct and other applicable policies and procedures; (4) training on the code of conduct, policies and procedures; (5) an auditing and monitoring function, and (6) designation of a compliance officer.

(b)    Following delivery to Aytu, Aytu shall not cause or permit the Products to be adulterated or misbranded within the meaning of the FD&C Act.

(c)    Aytu shall not transfer, assign, divest, encumber or otherwise dispose of, its rights to the Product NDA or Regulatory Submissions during the Term unless such action is in connection with the acquisition of Aytu or the sale of all or substantially all of the assets of Aytu that is permitted under Section 14.3 and the acquiring Third Party assumes all of Aytu’s obligations under this Agreement.

ARTICLE 12
INDEMNIFICATION

12.1    Indemnification by Aytu. Subject to Sections 12.3 and 12.4, Aytu shall indemnify, defend and hold Fabre-Kramer, its Affiliates, and their respective directors, officers, employees consultants, contractors, licensees, sublicensees and agents (collectively, the “Fabre-Kramer Indemnitees”) harmless from and against any and all claims, suits, proceedings or causes of action (including, without limitation, in connection with any claim of property damage, bodily injury or death) (“Claims”) brought by a Third Party against such Fabre-Kramer Indemnitee, including any damages or other amounts payable to such Third Party, as well as any reasonable attorneys’ fees and costs of litigation incurred as to any such Claim until the indemnifying Party has acknowledged that it will provide indemnification hereunder with respect to such Claim as provided below (collectively, “Damages”), in each case resulting from or based on: (a) any Promotion, sale, use, importation, storage, handling, distribution or offer for sale or sale of the Product by Aytu or any of its Affiliates, licensees or sublicensees; (b) Aytu’s breach of this Agreement; (c) the gross negligence or willful misconduct of, or violation of Applicable Law by Aytu, its Affiliates, licensees or sublicensees, or their respective employees, contractors or agents in the performance of this Agreement; and/or (d) breach of a contractual or fiduciary obligation owed by Aytu to a Third Party. The foregoing indemnity obligation shall not apply to the extent such Claims or Damages result from any matter for which Fabre-Kramer is required to indemnify Aytu pursuant to this Agreement.

12.2    Indemnification by Fabre-Kramer. Subject to Sections 12.3 and 12.4, Fabre-Kramer shall indemnify, defend and hold Aytu, its Affiliates, and their respective directors, officers, employees consultants, contractors, licensees, sublicensees and agents (collectively, the “Aytu Indemnitees”) harmless from and against any and all Claims brought by a Third Party against such Aytu Indemnitee, including any Damages resulting therefrom, in each case to the extent resulting from or based on: (a) any Commercialization or development work (including pre-clinical, clinical, manufacturing, or quality-related) done by Fabre-Kramer for the Product; (b) Fabre-Kramer’s breach of this Agreement or (to the extent such breach does not result from any breach by Aytu of its obligations under this Agreement), the Existing Supply Agreements, the [***] License Agreement or the [***] Agreement; (c) the gross negligence or willful misconduct of, or violation of Applicable Law by, Fabre-Kramer, its Affiliates, licensees or sublicensees, or their respective employees, contractors or agents in the performance of this Agreement; (d) breach of a contractual or fiduciary obligation owed by Fabre-Kramer to a Third Party; or (e) any defect in the Product caused by Fabre-Kramer while the Product was in Fabre-Kramer’s physical possession. The foregoing indemnity obligation shall not apply to any Damages to the extent such Damages result from any matter for which Aytu is required to indemnify Fabre-Kramer pursuant to this Agreement.

12.3    Indemnification Procedures. A Party seeking indemnification under Section 12.1 or 12.2 hereof (the “Indemnitee”) shall promptly notify the other Party (the “Indemnitor”) in writing of any claim, lawsuit or other action in respect of which the Indemnitee, its Affiliates, or any of their respective directors, officers, employees and agents intend to claim such indemnification. The Indemnitee shall permit, and shall cause its Affiliates and their respective directors, officers, employees and agents to permit the Indemnitor to have complete control of such defense (except as set forth below) so long as it promptly assumes the defense and prosecutes the defense with appropriate diligence and care. The Party controlling the defense hereunder (the “Defending Party”) shall have the authority, at its discretion, to settle any such claim, lawsuit or other action only with the prior written consent of the Party who is not controlling the defense (the “Non-Defending Party”); provided, however, that such consent shall not be unreasonably withheld, delayed or conditioned so long as such settlement does not adversely affect the Non-Defending Party’s rights hereunder or impose any obligations on the Non-Defending Party in addition to those set forth herein. The Defending Party and the Non- Defending Party, and their respective Affiliates, and their respective directors, officers, employees and agents shall cooperate fully with each other and their respective legal representatives in the investigation and defense of any claim, lawsuit or other action covered by this indemnification. The Defending Party shall keep the Non-Defending Party reasonably informed of the progress of the action and shall consider the comments and observations of the Non-Defending Party timely given in the course of the proceedings. If the Indemnitor is the Defending Party, the Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and expense. Notwithstanding the foregoing, the Indemnitee may be represented by separate counsel at the expense of the Indemnitor if a conflict of interest exists between the interests of the Indemnitor and Indemnitee so that a single counsel representing Indemnitor cannot adequately defend the rights of the Indemnitee.

12.4    Survival of Indemnification Obligations. The provisions of this ARTICLE 12 shall survive the termination or expiration of this Agreement.

12.5    Insurance. Each Party shall maintain insurance with creditworthy insurance companies in accordance with Applicable Law against such risks and in such amounts as are usually maintained or insured against by other companies of established repute engaged in the same or a similar business. Throughout the Term and (1) for a period of [***] months thereafter, or (2) until the expiry date of the last lot of the Product delivered to a Third Party under this Agreement, whichever is later, each Party shall maintain in full force and effect, at its own cost and expense, comprehensive general liability insurance, including product liability and contractual liability insurance, of not less than [***] in the aggregate, naming the other Party and its Affiliates as additional insureds thereon, and providing that the insurer shall give such Party at least [***] days prior written notice of cancellation in coverage. Such Party’s insurance coverage shall be provided by an insurer or insurers (having a minimum AM Best rating of A or otherwise acceptable to the other Party, in its sole discretion) licensed to do business in the Territory and will be primary and non-contributing to any liability insurance carried by the other Party (only insofar as the coverage relates to claims arising from each Party’s operations). Fabre-Kramer shall deliver to Aytu, promptly upon request, a certificate of insurance evidencing the foregoing. Aytu shall deliver to Fabre-Kramer, promptly upon request, a certificate of insurance evidencing the foregoing.

ARTICLE 13
TERM AND TERMINATION

13.1    Term. The term of this Agreement (the “Term”) shall commence on the Effective Date and shall expire [***], unless earlier terminated in accordance with Section 13.2.

13.2    Termination.

(a)    Mutual Agreement. This Agreement may be terminated in its entirety at any time upon mutual written agreement between the Parties.

(b)    Material Breach. Either Party may terminate this Agreement at any time upon written notice to the other Party if the other Party is in material default or breach of this Agreement and such material default or breach is not cured within (1) [***] days after written notice thereof is delivered to the defaulting or breaching Party, or (2) in the case of a breach that cannot be cured within [***] days, within a reasonable period not exceeding [***] days after written notice thereof is delivered to the defaulting or breaching Party, so long as the breaching Party is making a good faith effort to cure such default. Termination shall not be the sole remedy for material breach of this Agreement, and a Party may choose to continue to perform hereunder and in response to any material breach may bring a claim for damages ([***]) and other available remedies under Section 14.11 and injunctive relief under Section 14.12, and bringing such a claim in good faith shall not constitute a breach of this Agreement.

(c)    Insolvency. If either Party shall (1) become bankrupt or insolvent, (2) file for a petition therefor, (3) make an assignment for the benefit of creditors, or (4) have a receiver appointed for its assets, which appointment shall not be vacated within [***] days after the filing, then the other Party shall be entitled to terminate this Agreement forthwith by written notice to such Party.

(d)    Safety Reasons. Either Party may terminate this Agreement at any time upon written notice to the other Party if (1) either Party withdraws the Product from the market in the Territory for a safety reason, or (2) (i) the FDA materially restricts the indications for the Product or (ii) federal or state pricing controls are imposed that, in either case, would result in obvious and substantial loss of sales for the Product.

(e)    Challenge. If at any time during the Term, Aytu brings a proceeding or action challenging the validity, scope, enforceability or ownership of any of the Fabre-Kramer Patents or Fabre-Kramer Trademarks licensed to Aytu under this Agreement, Fabre-Kramer shall have, at its sole option, the right to terminate this Agreement upon notice to Aytu, such termination to be effective only if Aytu does not withdraw such challenge within [***] days after such notice.

13.3    Effects of Termination.

(a)    Termination of Rights. Upon expiration or termination of this Agreement for any reason, all licenses granted to Aytu under this Agreement shall immediately terminate, except as necessary to permit Aytu to sell off existing inventory under Section 13.3(b), and, except as set forth in this Section 13.3, the rights and obligations of the Parties under this Agreement shall terminate as of the date of such termination or expiration and Aytu shall make any payments to Fabre-Kramer required to be made on account of activities that occurred prior to the termination or expiration of the Agreement; provided, that any payments contemplated to survive termination in accordance with Section 13.3(b) shall remain payable.

(b)    Sell Off of Product. Upon expiration of the Term or termination of this Agreement pursuant to Section 13.2, the rights granted to Aytu under this Agreement shall survive such expiration or termination only such that Aytu shall have the right to sell off Product then in Aytu’s inventory or on order on the date on which the applicable notice of termination is provided or this Agreement otherwise expires; provided that (i) such right shall continue solely for a period of [***] months after such date of expiration or termination and (ii) Aytu pays to Fabre-Kramer any payments due in accordance with ARTICLE 7. Any other license provided for by Fabre-Kramer to Aytu in this Agreement shall, upon any such termination or expiration, immediately and automatically terminate.

(c)    Transfer of Rights to Product NDA. Promptly after the earlier of (i) the date [***] months after the expiration of the Term or termination of this Agreement pursuant to Section 13.2 or (ii) completion of the sale of any remaining inventory in accordance with Section 13.3(b), Aytu shall transfer any of its rights to the Product NDA and all Regulatory Submissions to Fabre-Kramer. Each Party shall provide the FDA with any documents necessary to effectuate the forgoing transfer.

(d)    Trademark and Promotional Material Assignments. Promptly following any expiration of the Term or termination of this Agreement pursuant to Section 13.2, and complying with Applicable Laws, Aytu shall assign and hereby does assign to Fabre-Kramer all trademarks and Promotional Material used in the Commercialization of the Product in the Territory (to the extent not already owned by Fabre-Kramer), and Fabre-Kramer agrees to reimburse Aytu for reasonable costs associated with the production or transfer of such materials. On the reasonable request of Fabre-Kramer, Aytu shall cooperate, in all reasonable ways, in connection with the transfer, at Fabre-Kramer’s sole expense.

(e)    Return of Confidential Information. Upon expiration or termination of this Agreement in its entirety, unless otherwise directed by Fabre-Kramer, Aytu shall promptly return all Fabre-Kramer Confidential Information to Fabre-Kramer, except for a single copy or sample to be retained for documentation purposes only.

(f)    Accrued Obligations. Except as set forth herein, any termination or expiration of this Agreement shall not relieve either Party of any obligation which has accrued prior to the effective date of such termination or expiration, which obligations shall remain in full force and effect for the period provided therein.

(g)    Survival. The payment obligations in Sections 7.1 through 7.4 (to the extent accrued and payable), Section 7.7 (for the time period set forth therein), Section 7.8, Section 8.2, Section 9.1, Section 9.2, Section 13.3, ARTICLE 10, ARTICLE 12 and ARTICLE 14 shall survive [***].

13.4    Remedies. Termination of this Agreement in accordance with and fulfillment of all obligations set forth in this ARTICLE 13 shall not affect any other rights or remedies that may be available to a Party in law or equity, all remedies being cumulative and not exclusive.

ARTICLE 14
MISCELLANEOUS

14.1    Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted to be given to any Party shall be in writing and shall be deemed given only (a) when delivered to the Party personally, (b) [***] days after sent to the Party by registered mail, return receipt requested, postage prepaid, (c) the second Business Day after sent by a nationally recognized courier service guaranteeing next-day or second-day delivery, charges prepaid, in each case addressed to the Party at its address set forth below, or (d) when transmitted as a PDF attachment to an e-mail (with response e-mail confirming receipt) and followed with a copy by first class certified or registered mail, postage prepaid, return receipt requested, or at such other address as such Party may from time to time specify by notice given in the manner provided herein to the Party entitled to receive notice hereunder:

For Fabre-Kramer:

Fabre Kramer Holdings, Inc.

5847 San Felipe, Suite 2000

Houston, Texas 77057

Attn: Executive Vice President

With a copy (which shall not constitute notice) to:

[***]

For Aytu:

Aytu BioPharma, Inc.

Attn: Chief Executive Officer

7900 East Union Avenue, Suite 920

Denver, Colorado 80237

With a copy (which shall not constitute notice) to:

[***]

14.2    Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof, and no oral or written statement may be used to interpret or vary the meaning of the terms and conditions hereof. This Agreement supersedes any prior or contemporaneous agreements and understandings, whether written or oral, between the Parties with respect to the subject matter hereof, including the non-binding term sheet for exclusive agreement between Fabre-Kramer and Aytu dated [***], and the confidentiality agreement between Fabre-Kramer and Aytu dated [***] (together, the “Existing Agreements”). All information disclosed by Fabre-Kramer pursuant to the Existing Agreements shall be deemed Fabre-Kramer Confidential Information for the purposes of this Agreement, and all information disclosed by Aytu pursuant to the Existing Agreements shall be deemed Aytu Confidential Information for the purposes of this Agreement.

14.3    Assignment.

(a)    In General. Neither Party may assign or otherwise transfer this Agreement without the prior written consent of the other Party; provided that either Party may assign this Agreement without the consent of the other Party to any Affiliate or in connection with the acquisition of such Party or the sale of all or substantially all of the assets of such Party. Any assignment of this Agreement in violation of this Section 14.3 shall be null and void. Assignment of this Agreement by either Party shall not relieve the assignor of its obligations hereunder. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

(b)    Right of First Negotiation. If Fabre-Kramer determines it will explore sale or other disposition of Fabre-Kramer Intellectual Property licensed to Aytu for the Product in the Territory during the period in which the ROFN in Section 8.3 remains in effect, any such sale or other disposition would be subject to the ROFN in Section 8.3.

14.4    Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to minimize the effect of and overcome or remove the cause or condition causing such force majeure. For purposes of this Agreement, force majeure shall include conditions beyond the control of the Parties, including, without limitation, an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). Notwithstanding the foregoing, a Party shall not be excused from making payments owed hereunder because of a force majeure affecting such Party.

14.5    Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

14.6    Independent Contractor. Each Party shall be acting as an independent contractor in performing under this Agreement and shall not be considered or deemed to be an agent, employee, joint venturer or partner of the other Party.

14.7    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

14.8    No Third Party Beneficiaries. Except as provided in ARTICLE 12 in respect to Fabre-Kramer Indemnitees and Aytu Indemnitees, nothing in this Agreement, either express or implied, is intended to or shall confer upon any Third Party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

14.9    Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by authorized representatives of Aytu and Fabre-Kramer.

14.10    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to principles of conflicts of laws that would require the application of any other law) and the federal laws of the U.S., in each case without reference to choice of law rules. The Parties agree that any action arising out of this Agreement shall be commenced in the federal or state courts of Delaware, as appropriate.

14.11    Dispute Escalation. In the event of any dispute under this Agreement, the Parties shall refer such dispute to the Applicable Senior Officers for attempted resolution by good faith negotiations within [***] days after such referral is made. If the Applicable Senior Officers are unable to resolve the dispute within the time allotted, either Party may propose mediation or arbitration for resolution.

14.12    Injunctive Relief. Each Party shall be entitled to seek injunctive relief to enforce the respective covenants and agreements of the Parties in this Agreement.

14.13    Nature of Licenses. All rights and licenses granted pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of 11 U.S.C. § 365(n), licenses of rights to “intellectual property” as defined under 11 U.S.C. § 101(35A). The Parties agree that each Party, in its capacity as a licensee of the applicable rights under this Agreement, shall retain and may fully exercise all of its rights, including any right to enforce any exclusivity provision of this Agreement, remedies, and elections under Bankruptcy Laws. To the fullest extent permitted by Applicable Law, the Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against a Party under the Bankruptcy Laws, the other Party shall be entitled to all applicable rights under 11 U.S.C. § 365(n), including copies and access to, as appropriate, any such intellectual property and all embodiments of such intellectual property upon written request therefor by a Party to the other Party, and such, if not already in its possession, shall be promptly delivered to such requesting Party.

14.14    Waiver of Jury Trial. EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

14.15    Limitation of Liability. IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER PARTY FOR LOST PROFITS OR FOR ANY SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, HOWEVER CAUSED, ON ANY THEORY OF LIABILITY AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, ARISING UNDER ANY CAUSE OF ACTION AND ARISING IN ANY WAY OUT OF THIS AGREEMENT. THE FOREGOING LIMITATION WILL NOT LIMIT EITHER PARTY’S INDEMNIFICATION OBLIGATIONS TO THE OTHER PARTY IN RESPECT OF ANY THIRD PARTY CLAIM UNDER ARTICLE 12 OR OF EITHER PARTY’s OBLIGATIONS UNDER ARTICLE 10.

14.16    No Waiver. The failure of either Party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such Party thereafter to enforce such provisions.

14.17    Counterparts. This Agreement may be executed in one or more counterparts, and by the respective Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

14.18    Further Assurances. Each Party shall perform all further acts and things and execute and deliver such further documents as may be necessary or as the other Party may reasonably require to implement or give effect to this Agreement.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first written above by their respective duly authorized officers.

Fabre-Kramer Holdings, Inc.		Aytu BioPharma, Inc.

By:	/s/ Stephen J. Kramer, M.D.	By:	/s/ Joshua R. Disbrow
Name:	Stephen J. Kramer, M.D.	Name:	Joshua R. Disbrow
Title:	Chief Executive Officer	Title:	Chief Executive Officer

Exhibit A

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